UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ/MF 02.558.157/0001-62 – NIRE 35.3.0015881-4

General and Extraordinary Shareholders’ Meeting

CALL NOTICE

The Shareholders of Telefônica Brasil S.A. (“Company”) are hereby called to the General and Extraordinary Shareholders’ Meeting to be held at 11:00 a.m. on April 28, 2016, at the Company’s head office, at Avenida Eng. Luiz Carlos Berrini, 1376, 20th floor, auditorium, Cidade Monções neighborhood, in the Capital of the State of São Paulo, to resolve about the following agenda:

At the General Shareholders’ Meeting:

1.    Examine the management’s accounts, analyze, discuss and vote on the Company´s Management Report and Financial Statements, alongside with the Independent Auditors’ Report and Audit Committee’s Opinion related to the fiscal year ended on December 31, 2015;

2.    Resolve on the Company’s proposal for capital budget for the fiscal year ending December 31, 2016, pursuant to Article 196 of Law 6,404/76, as amended ("Law of Corporations");

3.    Resolve on the destination of results for the fiscal year ended December 31, 2015 and on the distribution of dividends to the shareholders of the Company;

4.    Fix the number of members to compose the Board of Directors and elect the members of the Board of Directors for a new term; and

5.    Fix the number of members to compose the Fiscal Board and elect the members of the Fiscal Board for a new term.

At the Extraordinary Shareholders’ Meeting

1.    Re-ratify the amount of the global annual remuneration of the administrators and members of the Fiscal Board in the fiscal year ended December 31, 2015; and

2.    Fix the amount of the global annual remuneration of the administrators and members of the Fiscal Board for fiscal year 2016.

GENERAL INSTRUCTIONS:

(i)  In accordance with Article 12 of the Bylaws, may only participate and vote at the Shareholders’ Meeting, the shareholders whose shares are registered in their name in the proper book, up to 72 (seventy two) hours before the date appointed for the respective Meeting.

(ii) In order to confer more celerity and efficiency to the work of the Shareholders’ Meeting, according to the paragraph 2nd, article 12 of the Company’s Bylaws, the corresponding powers-of-attorney for the Shareholders’ Meeting must be filed at Avenida Eng. Luiz Carlos Berrini, 1376, 28th floor, Cidade Monções neighborhood, in the Capital of the State of São Paulo (addressed to the Investor Relations Office, telephone +55 11 3430.3687), on business days, from Monday to Friday, between 9:00 a.m. and 6:00 p.m. and up to 72 (seventy-two) hours before the date of the Meeting. Such powers-of-attorney must have special authorities and be accompanied by certified copies of the Bylaws and by the corporate acts that prove the power of the corporate entity, as well identity card and CPF of legal representatives, and investment funds also shall submit, a certified copy of its regulation and of the bylaws and corporate acts that prove the power of the representative of the respective administrator. The documents drawn up abroad in a foreign language should be notarized, consularized, translated to Portuguese and its translations recorded in the Registry of Deeds and Documents.

(iii) Individuals Shareholders must present an identity card and CPF.

(iv) The shareholders participating in the Stock Exchange Custody Program for Nominal Shares shall submit an abstract with the respective shareholder stake, issued by the custodian body up to 72 (seventy-two) hours before the date of the Meeting.

(v) In accordance with CVM Instructions No. 165 and No. 282, the minimum percentage of voting capital to request the adoption of multiple voting process for the election of members of the Board of Directors is 5% (five percent), subject to the statutory period of 48 (forty-eight) hours in advance of the Meeting to perform such a request.

(vi) The documents listed in Article 133 of the Law of Corporations were published in Valor Econômico and Official Gazette of the State of São Paulo on February 25, 2016.

(vii) All documents related to the agenda are available to shareholders at the Company’s head office, and may also be found on the websites of the Brazilian Securities Commission - CVM (www.cvm.gov.br), BM&F Bovespa S.A. – Bolsa de Valores, Mercadorias e Futuros (www.bmfbovespa.com.br) and the Company's website (www.telefonica.com.br/ir), in accordance with the provisions of the Law of Corporations and CVM Instruction no. 481/2009, as amended.

São Paulo, March 24, 2016.

Antonio Carlos Valente da Silva

Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	March 24, 2016	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director